April 12, 2005

Via U.S. Mail and Facsimile

Rod D. Miller, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

Fax: (212) 310-8007

RE:		SEACOR Holdings Inc.
      Form S-1 filed March 25, 2005
		File No. 333-123597

Dear Mr. Miller:

      We have limited our review of SEACOR`s Form S-1 to disclosures relating to SEACOR`s contacts with countries that have been identified as state sponsors of terrorism, and will make no further review of the Form S-1. We are asking SEACOR to provide us with supplemental information, so that we may better understand SEACOR`s disclosure. The Company should be as detailed as necessary in its response. After reviewing this information, we may or may not raise additional comments. Additionally, where indicated, we think SEACOR should revise the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary.

      Please understand that the purpose of our review process is to assist SEACOR in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in its filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



General -

We note that on page F-57 of its S-1, the Company states that it is
currently being investigated by the U.S. Treasury Department`s
Office
of Foreign Assets Control because its vessels "called in" Sudan
and
Iran.  In light of the fact that Sudan and Iran have been
identified
by the U.S. State Department as state sponsors of terrorism and are
subject to economic sanctions administered by OFAC, please
describe
for us the extent of the Company`s operations in, or contacts with,
Sudan and Iran; the materiality to the Company of any such
operations
or contacts; and the Company`s view as to whether those operations
or
contacts constitute a material investment risk for your security holders. In this regard, we note the representation on p.10 that "[e]conomic sanctions ... could have a significant negative impact
.... on us should [Offshore Marine Services] operate vessels in the region of the embargo." In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Please expand the disclosure in the risk factor headed "Unstable political, military and economic conditions in foreign countries where a significant proportion of Offshore Marine Services` operations are conducted could adversely impact our business" to include disclosure of the activities and reports discussed in the first paragraph under "Contingencies" on p.F-57. Advise us of the extent to which Offshore Marine Services operates and has operated vessels in the region of countries subject to U.S. economic sanctions or embargo. Confirm for us that the risks disclosed in this risk factor are limited to your Offshore Marine Services business segment, or revise the risk factor to identify all other business segments that are subject to the types of risks discussed in this risk factor.
Advise us of the extent to which any of the Company`s other business segments operates or has operated in, or in the region of, countries subject to U.S. economic sanctions or embargo.


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      The Assistant Director group will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. The Assistant Director group will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please understand that we may have additional comments after we review your response to our comment. Please contact Jack
Guggenheim
at (202) 942-7896 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.



								Sincerely,




								Cecilia D. Blye, Chief
								Office of Global Security
Risk




cc: 	Max Webb
		Assistant Director
		Division of Corporation Finance